                                            SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Broadband Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16936Q 10 7
(CUSIP Number)

July 19, 2001
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Heysel, Matthew N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
N/A
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
	5	SOLE VOTING POWER
NUMBER OF		2,514,750
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		-0-
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		2,514,750
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12.6%
12	TYPE OF REPORTING PERSON*
IN

Item 1 (a). Name of Issuer:

China Broadband Corp.

Item 1 (b). Address of Issuer's Principal Executive Offices:

1980, 440  2 Avenue S.W.

Calgary, Alberta T2P 5E9

CANADA

Item 2 (a). Name of Person Filing:

Heysel, Matthew

Item 2 (b). Address of Principal Business Office or, if None, Residence:

1980, 440  2 Avenue S.W.

Calgary, Alberta T2P 5E9

CANADA

Item 2 (c). Citizenship:

Canadian

Item 2 (d). Title of Class of Securities:

Common

Item 2 (e). CUSIP Number:

16936Q 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under Section 15 of the Act;

(b) Bank as defined in Section 3(a)(6) of the Act;

(c) Insurance Company as defined in Section 3(a)(19) of the Act;

(d) Investment Company registered under Section 8 of the Investment Company Act;

(e) Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j) Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a) Amount beneficially owned:

2,514,750

(b) Percent of class:

12.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

2,514,750

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

2,514,750

(iv) Shared power to dispose or to direct the disposition of

-0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [         ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2001
(Date)
/s/ Matthew Heysel
(Signature)
Matthew Heysel
(Name/Title)